Exhibit 99.1

                                        For Immediate Release
                            2364 Leicester Rd.
                            Leicester, NY 14481 USA
                            585-382-3223 cpac.com                                              COMPANY CONTACTS:
                                                                                                                     Karen Ash, Mgr., Corp Comm
                                                                                                                     Wendy F. Clay, VP, Admin
                                                                                                                     585-382-3223

CPAC, Inc. Announces Strong First Quarter Results
And Declares Dividend

LEICESTER, NY... August 11, 2006 - CPAC, Inc. (Nasdaq: CPAK) today reported first quarter results for the fiscal year beginning April 1, 2006. The Board of Directors has declared a cash dividend in the amount of $0.07 per share payable on September 22, 2006 to shareholders of record at the close of business on August 25, 2006.

Q1 Consolidated Results
Net sales for the first quarter ended June 30, 2006 increased 6.7% to $23.9 million compared to $22.4 million for the same quarter last year.

First quarter net income was $1.1 million or $0.22 per diluted share versus a net loss of $(139,000) or $(0.03) per diluted share for the same period last year.

Thomas J. Weldgen, VP Finance, Chief Financial Officer and Acting CEO of CPAC, Inc., remarked, "Both segments of our business experienced sales growth and profitability, resulting in the highest first quarter earnings per share reported in the last five years. The sales performance and operational expense reductions continued the trend started in the previous fiscal year's fourth quarter. Sales improvements resulted from several new customer relationships and contracts being executed within Fuller's commercial cleaning division, and in the International Imaging entities. In addition, television home shopping sales on QVC increased significantly in this quarter due to new product offerings and incremental airings."

Q1 Results and Highlights by Segment

Fuller Brands Segment
First quarter net sales in the Fuller Brands segment increased 6.4% to $15.4 million versus $14.5 million last year. Operating profit increased by nearly $1.0 million to $1.3 million this year.

-- Fuller Brush sales increased 11.7% for the period, based on improved television home shopping, retail, and custom brush sales. Retail sales increases were driven by additional product placements in a major national home improvement chain.

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-- Cleaning Technologies Group (CTG) sales increased by 6.2% for the quarter, largely the result of increased national accounts business. Its recent relationship with a leading industrial solvents distributor was also a contributor to increased sales.

CPAC Imaging Segment
First quarter Imaging sales were $8.5 million versus $7.9 million last year, an increase of 7.4%. Operating income was $114,000 compared to an operating loss of $(241,000) in the same period last year.

-- International Imaging sales were up by 18.2% over last year's first quarter, despite currency impacts. The Company expects to report continued strong sales and profit growth in foreign markets in its second fiscal quarter.

-- Domestic sales of medical imaging and photographic chemistry were flat. CPAC Imaging, Americas has recently negotiated distribution and manufacturing agreements to supply other companies' traditional Imaging products in keeping with CPAC's strategy to be a preferred outsource Imaging supplier. This new business is expected to provide incremental growth to domestic operations for the remainder of the fiscal year.

Other Financial Information:
Mr. Weldgen said, "Due to the Company's strong first quarter performance, cash increased approximately $1.2 million during the period, after capital expenditures and dividend payments. On June 30, 2006 the Company had $7.4 million in cash and working capital of $31.3 million."

About CPAC, Inc.
Established in 1969, CPAC, Inc. (cpac.com) manages holdings in two industries. The Fuller Brands segment manufactures commercial, industrial, and household cleaning products, as well as custom brushes and personal care lines. The CPAC Imaging segment develops and markets innovative Imaging chemicals, equipment, and supplies at seven operations worldwide. Products are sold under more than 350 registered trademarks. Stock is traded under the symbol: CPAK.

Except for the historical matters contained herein, statements in this press release are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect CPAC's business and prospects, including economic, competitive, governmental, technological, and other factors discussed in CPAC's filings with the Securities and Exchange Commission.

(Tables follow)

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CPAC, Inc.
RESULTS OF OPERATIONS DATA
JUNE 30, 2006 and JUNE 30, 2005
(UNAUDITED)

	Three months ended
	2006	2005	% change
Net sales:
Fuller Brands	$ 15,420,734	$ 14,494,155	6.4
Imaging	8,514,033	7,929,412	7.4
Total sales:	$ 23,934,767	$ 22,423,567	6.7

Net income	$ 1,071,620	$ (139,070)

Diluted net income (loss) per share	$ 0.22	$ (0.03)
Diluted shares outstanding	4,946,774	4,946,774

SUPPLEMENTAL SEGMENT DATA JUNE 30, 2006 and JUNE 30, 2005 (UNAUDITED)
Three months ended June, 2006
	FULLER BRANDS	IMAGING	COMBINED
Net sales	$ 15,420,734	$ 8,514,033	$ 23,934,767
Cost of sales	7,837,495	5,851,820	13,689,315
Gross profit	7,583,239	2,662,213	10,245,452
Selling, administrative and engineering expenses	6,109,910	2,490,639	8,600,549
Research and development expense	140,054	57,919	197,973
Operating income	$ 1,333,275	$ 113,655	1,446,960
Corporate expense			(52,277)
Interest expense, net			(114,663)
Income before non-operating income and income taxes			1,279,990
Non-operating expense:
Minority interests			(10,370)
			(10,370)
Income before income taxes			1,269,620
Provision for income taxes			198,000
Net income			$ 1,071,620

Three months ended June, 2005
	FULLER BRANDS	IMAGING	COMBINED
Net sales	$ 14,494,155	$ 7,929,412	$ 22,423,567
Cost of sales	7,589,298	5,315,841	12,905,139
Gross profit	6,904,857	2,613,571	9,518,428
Selling, administrative and engineering expenses	6,378,638	2,791,686	9,170,324
Research and development expense	169,405	63,347	232,752
Operating income (loss)	$ 356,814	$ (241,462)	$ 115,352
Corporate expense			(83,826)
Interest expense, net			(99,113)

Loss before non-operating items and income taxes			(67,587)
Non-operating items:
Minority interests			(4,483)
			(4,483)
Loss before income taxes			(72,070)
Provision for income taxes			67,000
Net loss			$ (139,070)

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